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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              CONSOLIDATED STORES CORPORATION
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             (Exact name of registrant as specified in its charter)

                  Delaware                                   06-1119097
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(State of incorporation or organization)                  (I.R.S. Employer
                                                         Identification No.)

         1105 North Market Street, Suite 1300
         P.O. Box 8985
         Wilmington, Delaware                                  19899
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        (Address of principal executive offices)             (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

                                              Name of each exchange
          Title of each class                 on which each class is
          to be so registered                 to be registered
          -------------------                 -----------------------
          Preferred Stock                     New York Stock Exchange
          Purchase Rights

If this form relates to the                   If this form relates to the
registration of a class of                    registration of a class of
securities pursuant to Section 12(b)          securities pursuant to
of the Exchange Act and is effective          Section 12(g) of the Exchange
pursuant to General Instruction A.(c),        Act and is effective pursuant
check the following box. [X]                  to General Instruction A.(d),
                                              check the following box. [ ]


Securities Act registration file number to which this form relates:
         N/A

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of Class)


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                             INFORMATION REQUIRED IN
                             REGISTRATION STATEMENT

Item 1.           Description of Registrant's Securities to be Registered.
                  --------------------------------------------------------

                  On February 23, 1999, the Board of Directors of Consolidated Stores Corporation declared a dividend distribution of one Right for each outstanding share of Consolidated's Common Stock (both voting and non-voting) to stockholders of record at the close of business on April 18, 1999. Each Right entitles the registered holder to purchase from Consolidated a unit consisting of one one-thousandth of a share of Series B Junior Participating Preferred Stock at an exercise price of $125.00 per unit, subject to adjustment. The terms of the Rights are described in a Rights Agreement, dated as of April 6, 1999, between Consolidated and National City Bank, as Rights Agent.

                  Initially, the Rights will be attached to all Common Stock certificates representing outstanding shares and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a distribution date will occur upon the earlier of (1) 10 business days following a public announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Consolidated Common Stock (the "Stock Acquisition Date"), other than as a result of repurchases of stock by Consolidated or specified inadvertent actions by institutional and other specified stockholders, or (2) 10 business days (or a later date specified by Consolidated's Board of Directors) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding shares of Common Stock.

                  Until the distribution date, (1) the Rights will be evidenced by the Common Stock certificates and transferred with and only with those Common Stock certificates, (2) new Common Stock certificates issued after April 18, 1999 will contain a notation incorporating the Rights Agreement by reference and
(3) the surrender of any Common Stock certificate for transfer will also constitute the transfer of the associated Rights.

                  The Rights are not exercisable until the distribution date and will expire at the close of business on April 18, 2009, unless earlier redeemed by Consolidated.

                  As soon as practicable after the distribution date, Rights Certificates will be mailed to record holders of Common Stock as of the close of business on the distribution date and, thereafter, the separate Rights Certificates alone will represent the Rights. Unless Consolidated's Board of Directors determines otherwise, only shares of Common Stock issued prior to the distribution date will be issued with Rights.

                  If a person becomes the beneficial owner of more than 20% of the outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which at least a majority of the specified disinterested members of the Board of Directors determines is fair to and otherwise in the best interests of Consolidated and its stockholders),



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each holder of a Right will have the right to receive, upon exercise, shares of
Common Stock having a value equal to two times the exercise price of the Right. If Consolidated does not have sufficient shares of Common Stock authorized, Consolidated will seek stockholder approval to authorize the additional shares required. Alternatively, Consolidated may substitute cash, property or other securities for shares of Common Stock to allow the full exercise of the Rights. All Rights that are, or (under the circumstances specified in the Rights Agreement) were, beneficially owned by the 20% stockholder will be null and void. However, Rights are not exercisable until Consolidated may no longer redeem them.

                  If, at any time following the Stock Acquisition Date, (1) Consolidated is acquired in a merger or other business combination transaction in which Consolidated does not survive (other than a merger following an offer approved by a majority of the disinterested members of the Board as described above), or (2) 50% or more of Consolidated's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided) will have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right. If Rights cannot be exercised for common stock of the acquiring company, holders of the Rights will be entitled to put the Rights to the 20% stockholder for cash in an amount equal to the exercise price.

                  The exercise price payable, and the number of units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution. With specified exceptions, no adjustment in the exercise price will be required until the cumulative adjustments amount to at least 1% of the exercise price. No fractional units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise of the related Rights.

                  In general, at any time until 10 business days following the Stock Acquisition Date, Consolidated may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Once the Board of Directors orders redemption of the Rights, the Rights will terminate. The only right of the holders of Rights will be to receive the $.01 per Right redemption price.

                  Until a Right is exercised, the holder of the Right will have no rights as a stockholder, including no right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to Consolidated, stockholders may, depending upon the circumstances, recognize taxable income if the Rights become exercisable for Common Stock (or other consideration) of Consolidated or for common stock of the acquiring company as described above.

                  Any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the distribution date. After the distribution date, the provisions of the Rights Agreement may be amended by the Board to cure any ambiguity, to make changes which do not adversely affect the interests of Rights holders, or to shorten or lengthen any time period under



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the Rights Agreement; however, no amendment may be made at a time when the
Rights are not redeemable.


                  As of April 6, 1999, there were 109,913,223 shares of Common Stock outstanding, no shares of Common Stock held in Consolidated's treasury and 13,472,717 shares of Common Stock authorized for issuance upon exercise of options granted under Consolidated's stock option plans. Each outstanding share of Common Stock as of the close of business on April 18, 1999, will receive one Right. As long as the Rights are attached to the shares of Common Stock and in other circumstances specified in the Rights Agreement, the Company will issue one Right for each share of Common Stock issued on or after April 18, 1999.

                  The Rights may have anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire Consolidated in a manner which causes the Rights to become discount Rights unless the offer is conditioned on a substantial number of Rights being acquired. The Rights should not, however, affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of Consolidated and its stockholders as determined by a majority of the Board of Directors who are not affiliated with the person making the offer, or willing to negotiate with the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of Consolidated since the Board of Directors may, at its option, at any time prior to 10 days following the Stock Acquisition Date redeem all but not less than all of the outstanding Rights.

                  The Rights Agreement specifying the terms of the Rights, which includes the form of Certificate of Designation, Preferences and Rights of Series B Junior Participating Preferred Stock describing the terms of the Preferred Stock as Exhibit A, is included as Exhibit 1 to this Registration Statement and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to Exhibit 1 to this Registration Statement.

Item 2.           Exhibits
                  --------

Exhibit No.                                      Exhibit
----------                                       -------

    1                      Rights Agreement, dated as of April 6, 1999, between
                           Consolidated Stores Corporation and National City
                           Bank, as Rights Agent, including form of Certificate of Designation, Preferences and Rights of Series B
                           Junior Participating Preferred Stock of Consolidated
                           Stores Corporation authorizing the Series B Junior
                           Participating Preferred Stock, as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C.
                           Pursuant to the Rights Agreement, Rights Certificates will not be mailed until after the earlier of (1) the tenth business day after a public announcement that a person or group has acquired 20% or more of the outstanding shares of Common Stock, other than as a result of repurchases of stock by Consolidated Stores

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                          Corporation or specified inadvertent actions by
                          institutional and other specified stockholders or (2) the tenth business day after the date of the commencement of a tender or exchange offer by any person or group that would result in a person or group beneficially owning 20% or more of the outstanding shares of Common Stock.

                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                CONSOLIDATED STORES CORPORATION



Date:  April 8, 1999            By: /s/ William G. Kelley
                                    -----------------------------------------

                                Name:  William G. Kelley
                                      ---------------------------------------
                                Title: Chairman, Chief Executive Officer and President
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                                  EXHIBIT INDEX
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
      Exhibit                                       Description                                         Page
      -------                                       -----------                                         ----

         1           Rights Agreement,  dated as of April 6, 1999, between  Consolidated Stores            7
                     Corporation  and National City Bank, as Rights  Agent,  including  form of
                     Certificate  of  Designation,  Preferences  and  Rights of Series B Junior
                     Participating   Preferred   Stock  of  Consolidated   Stores   Corporation
                     authorizing the Series B Junior Participating  Preferred Stock, as Exhibit
                     A, the form of Rights  Certificate  as Exhibit B and the Summary of Rights
                     to  Purchase  Preferred  Stock  as  Exhibit  C.  Pursuant  to  the  Rights
                     Agreement,  Rights Certificates will not be mailed until after the earlier of (1) the tenth  business day after a public  announcement  that a person or group  has  acquired  20% or more of the  outstanding  shares of Common
                     Stock,  other  than as a result of  repurchases  of stock by  Consolidated
                     Stores Corporation or specified  inadvertent  actions by institutional and other specified  stockholders or (2) the tenth business day after the date of the  commencement  of a tender or exchange offer by any person or group that would result in a person or group beneficially  owning 20% or more of the outstanding shares of Common Stock.


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